UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

MRV COMMUNICATIONS, INC.

(Name of Subject Company)

MRV COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0017 per share

(Title of Class of Securities)

553477407

(CUSIP Number of Class of Securities)

Mark J. Bonney

President and Chief Executive Officer

MRV Communications, Inc.

20520 Nordhoff Street

Chatsworth, CA 91311

(818) 773-0900

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Steven I. Suzzan

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, NY 10019-6022

(212) 318-3000

☐       Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2017 by MRV Communications, Inc. (“MRV”). The Schedule 14D-9 relates to the cash tender offer by Golden Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“ADVA SE”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub, Parent and ADVA SE with the SEC on July 17, 2017, pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price per share of $10.00, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein. Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings given in the Schedule 14D-9. This Amendment No. 1 is being filed to reflect certain updates as reflected below.

ITEM 8.	Additional Information

Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Certain Litigation

On July 21, 2017, a putative class action lawsuit captioned Kachelmyer v. MRV Communications, Inc., et al. was filed in the Superior Court of California, Los Angeles County. The complaint names as defendants the members of the MRV Board, as well as MRV, ADVA SE, Parent and Merger Sub. The complaint purports to be brought individually and on behalf of similarly situated public shareholders of MRV and alleges, among other things, that the members of the MRV Board breached their fiduciary duties to the stockholders of MRV by approving the Transactions on terms and conditions alleged to be materially unfair to MRV’s stockholders, and by issuing allegedly materially incomplete and misleading disclosures in connection therewith in the Schedule 14D-9. Additionally, the complaint claims that ADVA SE, Parent and Merger Sub aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, (i) injunctive relief, including enjoining the MRV Board, and anyone acting in concert with them, from consummating the Transactions, (ii) certification of the action as a class action, (iii) in the event the Transactions are consummated, rescinding the Transactions or awarding damages to MRV’s stockholders, (iv) an award of attorneys’ fees and other fees and costs and (v) such other further relief as the court deems just and proper. A preliminary injunction could delay or jeopardize the completion of the Transactions, and permanent injunctive relief could indefinitely enjoin completion of the Transactions. MRV believes that the claims stated in the complaint have no merit; however, the outcome of this matter is uncertain.

ITEM 9.	Exhibits

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(D)	Class Action Complaint dated July 21, 2017 (Kachelmyer v. MRV Communications, Inc., et al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MRV COMMUNICATIONS, INC.

By:	/s/ Mark J. Bonney
Name: Mark J. Bonney
Title: Chief Executive Officer
Date: July 24, 2017